Exhibit 99.1

Allot Names Eli Cohen as New Vice President International Sales

Hod Hasharon, ISRAEL – March 18, 2008 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, today announced the appointment of Eli Cohen as Vice President of International Sales, responsible for sales effort in EMEA, Former Soviet Union and APAC. Mr. Cohen is a seasoned professional in the global telecommunications market, and has filled a variety of senior management, sales and marketing positions at several companies during his career. He will be replacing Menashe Mukhtar, who has been with the company since 1999 and will be pursuing new ventures.

Mr. Cohen has over 15 years of experience in Telecom sales. He joins Allot from ECI Telecom, where he spent the past 6 years. Most recently, he served as the Vice President of Sales and Sales Operation for the Broadband Access Division. In this capacity he managed a global sales team and sales operation with responsibility for annual sales of approximately $200M. Prior to that, he was responsible for managing ECI’s Broadband Access Division’s strategic accounts worldwide. Throughout his career, which includes both telecom and enterprise experience, Mr. Cohen demonstrated the ability to acquire and manage large accounts, manage global sales teams, and develop channels and OEM accounts.

“Eli brings us a proven record of managing sales teams that successfully delivered revenues above expectations, along with extensive contacts within the global telecom market,” said Rami Hadar, Allot’s President and CEO. “We believe that he is a key addition to our management team, and with his strong sales and managerial credentials, he is the right person to lead Allot’s international sales team to the next level of growth in the global telecom market.

“We are grateful for Menashe’s contribution to bringing Allot from a small startup company to a global telecom player, and wish him much success in his future endeavors,” concluded Hadar.

“I’m excited about the opportunity to build on Allot’s global presence and continue to expand Allot’s international strategy and presence,” said Cohen. “We are well-positioned to maintain a leadership role in the growing DPI market. I believe that our new Service Gateway platform will allow service providers to maximize the potential of DPI by both enabling carriers to meet their customers’ demand for quality broadband service, and by generating revenues for advanced telecom services.”

About Allot Communications
Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions for DSL, wireless and mobile broadband carriers, service providers, and enterprises. Allot’s rich portfolio of hardware platforms and software applications utilizes deep packet inspection (DPI) technology to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. Allot’s scalable, carrier-grade solutions provide the visibility, security, application control and subscriber management that are vital to managing Internet service delivery, guaranteeing quality of experience (QoE), containing operating costs, and maximizing revenue in broadband networks. For more information, visit www.allot.com.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code+972-9-761-9365
jkalish@allot.com